FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of August, 2004
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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For Immediate Release
August 24, 2004

  Crystallex Reports Positive Initial Infill Drill Results from Las Cristinas

TORONTO, ONTARIO, August 24, 2004 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) reported positive assay results today for the first group of five contiguous holes sampled from the Las Cristinas infill drilling program. The drill program, which commenced in March 2004 and was completed in mid
June 2004, consisted of 18 holes totalling 7120.2 meters. To date 90% of the core has been sampled and analytical results have been received for 36 % of the total meterage. Crystallex expects to release the assay results from the remaining drill holes by mid September 2004.

----------------------------------------------------------------------
Hole No             Mineralization Intersection (meters)          Grade
----------------------------------------------------------------------
            Est. Vertical 	   Downhole	     Est. True 	  (g/t
            Depth				     Width	  gold)
            Start	 From	   To      Length
-----------------------------------------------------------------------

K4CO1132    250.2        289.0     411.5   122.5     120.7        1.50
-----------------------------------------------------------------------
K4CO1133    259.5	 276.5	   318.5   42.0	     39.5	  0.86
            299.3	 318.5     383.5   65.0	     61.1	  1.56
-----------------------------------------------------------------------
K4CO1134    276.5        276.5     419.5   143.0     109.5        1.09
-----------------------------------------------------------------------
K4CO1135    221.3  	 235.5	   372.5   137.0     128.7 	  1.92
includes    271.1        288.5     317.5   29.0      27.3         4.59
-----------------------------------------------------------------------
K4CO1136    221.5	 221.5	   449.5   228.0     174.6	  1.57
includes    313.5	 313.5	   449.5   136.0     104.2	  2.22
includes    373.5	 373.5	   402.5   29	     22.2         3.50
-----------------------------------------------------------------------



The purpose of the infill drill program was threefold:

o To increase the density of drilling in zones currently classified as inferred resources in order to confirm the continuity of the higher grade portion of the orebody, a 100 m to 200 m thick mineralized zone consisting of bands grading 1.0 g/t Au to over 7 g/t Au alternating with sub-parallel mineralized horizons in the 0.25 to 1.0 g/t Au range, within the targeted zones of inferred resources;

o To allow for previously identified inferred resources to be upgraded to the indicated resource category;

o To incorporate the newly defined indicated resources into a revised Las Cristinas resource and reserve model to be completed by Mine Development Associates ("MDA") of Reno, Nevada for release by Crystallex at the beginning of Q4 2004.

Todd Bruce, President and CEO, noted, "We are very encouraged by the results from this first group of contiguous infill drill holes as we compare them against the average grades of current inferred resources of 0.91 g/t, and reserves of 1.29 g/t, at Las Cristinas. The positive results from the initial five contiguous holes suggest that Crystallex's objective of increasing the current 10.2 million ounce Las Cristinas gold reserve through this infill drill program is likely to be achieved."

Drilling at Las Cristinas was carried out by Major Drilling of Moncton, New Brunswick. Dr. Luca Riccio, P.Geo, Crystallex's VP of Exploration, was the qualified person in charge of supervising the drilling programs. All core samples, as well as standards, blanks and coarse rejects for quality control were prepared at Societe Generale de Surveillance's ("SGS") sample preparation laboratory in Tumeremo, Venezuela, and subsequently assayed at SGS's analytical laboratory in Lakefield, Ontario. Assay results are tabulated below. Drill hole locations and coordinates are shown in the accompanying location plan. All inclined holes were drilled at an azimuth of 90 degrees.

Las Cristinas is one of the industry's largest undeveloped gold deposits with proven and probable reserves of 10.2 million ounces of gold (246 million tonnes at 1.29 g/t Au at 0.5-0.7g/t Au cutoffs and a gold price of US$325) which are included in total measured and indicated resources of 15.3 million ounces of gold (439 million tonnes at 1.1 g/t Au at 0.5 g/t Au cutoff). Inferred resources amount to a further 6.1 million ounces (208 million tonnes at 0.91 g/t). All reserve and resource estimates have been completed by MDA. The Las Cristinas reserves are currently located within a 3 kilometer by 1 kilometer pit which extends to a maximum vertical depth of 350 metres.

Following the completion of the new reserve and resource models based on a US$325 gold price, the Company will also release sensitivities of the reserves using gold prices more reflective of today's gold prices.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which currently has proven and probable reserves of 10.2 million ounces (246 million tones at 1.29 g/t at a gold price of US$325), measured and indicated resources (including reserves) of
15.3 million ounces (439 million tones at 1.09 g/t) and 6.1 million ounces of inferred resources (208 million tones at 0.91 g/t). Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill.
Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY)
Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend,"
"estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form
("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States
Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release.
This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.



Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

        [CRYSTALLEX DRILL HOLE LOCATION MAP OMITTED]



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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   August 24, 2004     		     	   By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature